File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated November 1, 2006

Press Release
For Immediate Release

Vitro Announces Successful Completion of Capital Stock Increase

San Pedro Garza García, Nuevo León, México – November 1, 2006.- Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO), announced today that it successfully completed a rights offering to shareholders and holders of ADRs for an increase in the Company’s capital stock. As a result, the Company received funds totaling Ps.550 million.

Approximately 95 percent of the 62,857,143 total new shares offered were subscribed by the Company’s current shareholders and ADR holders through the exercise of preemptive rights, and the remaining portion was purchased by IXE Banco, a Mexican Financial Institution, through a back stop facility that was arranged for such purpose. Purchasers of such new shares included persons that acquired preemptive rights through assignments that were notified to the Company.

The net proceeds from the rights offerings will be used to repay certain short-term debt at the holding company in order to strengthen the Company’s capital structure.

Alvaro Rodriguez, Chief Financial Officer, commented “We continue to deliver on the financial plan established in mid-2005. This transaction reflects the strong support of our current shareholders and demonstrates their confidence in our future.”

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Investors Relations: Adrián Meouch / Ángel Estrada Vitro, S. A. de C.V. +52 (81) 8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency: Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: November 1, 2006